UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On June 8, 2021, Compugen Ltd. (the “Company”) issued a press release announcing updated data from the Company’s Phase 1 Study of COM701, First-in-Class Anti-PVRIG, as presented at the ASCO 2021 Annual Meeting, a copy of which is furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in the first and fifth paragraphs, including the sections titled “COM701 and Opdivo® combination arm dose escalation:,” COM701 monotherapy arm:,” “Demonstrated durable antitumor activity in extensively pretreated population:” and “Preliminary biomarker results demonstrate immune activation with COM701 treatment:,” and the section titled “Forward-Looking Statement” in the Press Release attached as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release Dated June 8, 2021 - “Compugen Announces Updated Data from Phase 1 Study of COM701, First-in-Class Anti-PVRIG, at the ASCO 2021 Annual Meeting.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 8, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel